Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

among

LEVEL 3 COMMUNICATIONS, LLC,

VYVX, LLC,

WILTEL COMMUNICATIONS, LLC

and

DG FASTCHANNEL, INC.

for the purchase and sale

of the assets of the

Vyvx ADS Business

Dated as of December 18, 2007

i

INDEX TO EXHIBITS

A	Form of Bill of Sale and General Assignment
B	Form of Assignment and Assumption Agreement
C	Form of Transition Services Agreement

INDEX TO SCHEDULES

1.1	Equipment
1.2	Certain Excluded Assets
1.3	Other Agreements
1.4	Knowledge
1.5	Managed Applications Support
3.3	Adjusted Liabilities
5.2	Foreign Qualifications
5.4	Consents and Approvals
5.6	Financial Statements
5.7	Certain Changes or Events
5.8	Tax Matters
5.9	Undisclosed Liabilities
5.10	Leases
5.11	Purchased Property
5.12(a)	Intellectual Property Exceptions
5.12(b)	Infringement by the Seller
5.12(c)	Infringement Against the Intellectual Property
5.12(d)	Listed Intellectual Property
5.12(e)	Intellectual Property Agreements
5.13	Licenses and Permits
5.14	Compliance with Law
5.15	Litigation
5.16	Contracts
5.17(a)	Employee Plans
5.19	Insurance
5.20	Transactions with Affiliates
7.1	Conduct of the Business Before the Closing Date
7.1(b)	Capital Expenditures
8.2	Use of Names
12.1	Employees
12.2	Defined Contribution Plans
14.6	Required Consents

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (the “Agreement”), dated as of December 18, 2007, among Level 3 Communications, LLC, a Delaware limited liability company (“Level 3”), Wiltel Communications, LLC, a Delaware limited liability company (“Wiltel”), and Vyvx, LLC, a Delaware limited liability company (“Vyvx” and, together with Level 3 and Wiltel, the “Sellers”), and DG FastChannel, Inc., a Delaware corporation (the “Buyer”).

W I T N E S S E T H:

WHEREAS, Wiltel and Vyvx are wholly-owned subsidiaries of Level 3;

WHEREAS, the Sellers are engaged in the business of providing advertising video and audio content distribution through satellite and physical tape-based distribution, post-production and other related services to advertisers, studios, advertising agencies and branded enterprises (the “Business”);

WHEREAS, the Buyer desires to purchase substantially all the assets of the Business from the Sellers, and the Sellers desire to sell such assets to the Buyer, in each case upon the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements hereinafter contained and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

SECTION 1.  DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings:

“2007 Audited Statement of Operations” — See Section 3.4;

“Action” — See Section 5.15;

“Adjusted Liabilities” — See Section 3.3(a);

“Advertising Content” shall mean short form audio or video advertising material distributed by the Business either by physical means or by file-based transfers for distribution to the Locations, which material is inserted into local, national or syndicated television or radio programming.  For purposes of clarification, “Advertising Content” shall not include audio and video material that contains embedded advertising;

 “Affiliate” shall mean, with respect to a Person, any Person, directly or indirectly, controlling, controlled by or under common control with the Person specified;

“Antitrust Order” — See Section 9.1(b);

“Assumed Liabilities” — See Section 2.3;

“Audited 2007 Revenue” — See Section 3.4;

“Business” — See Recitals hereto;

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which banks in the State of New York are not required or authorized to close;

“Buyer” — See Preamble hereto;

“Buyer Assignees” shall mean a Subsidiary of the Buyer;

“Buyer Indemnitees” — See Section 11.2(a);

“Buyer Plans” — See Section 12.3(b);

“Closing” — See Section 4;

“Closing Adjusted Liabilities” — See Section 3.3(c);

“Closing Adjusted Liabilities Report” — See Section 3.3(c);

“Closing Date” — See Section 4;

“COBRA” shall mean the provisions of the Code, ERISA and the Public Health Service Act enacted by Sections 10001 through 10003 of the Consolidated Omnibus Budget Reconciliation Act of 1985 (P.L. 99-272), including any subsequent amendments to such provisions;

“Code” shall mean the Internal Revenue Code of 1986, as amended, and applicable regulations thereunder;

“Competitive Business” — See Section 7.3(a);

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of October 26, 2007, entered into by and between Level 3 and the Buyer;

“Consent” — See Section 5.4;

“Contracts” — See Section 5.16(c);

“Deficiency Amount” — See Section 3.4;

“Defined Contribution Plans” — See Section 12.2;

“Employees” — See Section 12.1;

“Environmental Laws” — See Section 5.21;

“Equipment” shall mean (i) the equipment, furniture, fixtures, spare parts, supplies and other tangible personal property owned or leased by the Sellers and used primarily in connection with the Business, including without limitation, equipment, furniture and fixtures listed on Schedule 1.1 hereto, (ii) all the replacements for any of the foregoing owned or leased by the Sellers, and (iii) any rights of the Sellers to the warranties (to the extent assignable) and licenses received from manufacturers and sellers of the aforesaid items;

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and applicable regulations thereunder;

“Estimated Adjusted Liabilities” — See Section 3.3(b);

“Estimated Adjusted Liabilities Report” — See Section 3.3(b);

“Excess Amount” — See Section 3.4;

“Excluded Assets” shall mean:

(i)            all of the Sellers’ cash and cash equivalents as of the Closing Date;

(ii)           all accounts and notes receivable of the Sellers;

(iii)          all rights of each Seller under all contracts and agreements to which such Seller is a party that do not constitute Contracts or Other Agreements;

(iv)          all rights of the Sellers under this Agreement;

(v)           all qualifications to do business as a foreign company and arrangements with registered agents relating to foreign qualifications;

(vi)          all taxpayer and other identification numbers of the Sellers;

(vii)         minute books, charter documents, original tax and financial records and such other books and records as pertain to the organization, existence or capitalization of the Sellers;

(viii)        all books and records relating primarily to any Excluded Asset or Excluded Liability;

(ix)          any claims or potential claims of the Sellers or their Affiliates for refunds of Taxes arising with respect to a period or portions thereof ending on or prior to the Closing Date;

(x)           rights to the names “Vyvx”, “Wiltel” and “Level 3” and all variations and derivatives thereof;

(xi)          any assets that would otherwise be Purchased Property but are sold or otherwise disposed of in the ordinary course of the operation of the business of the

Sellers and not in violation of any provisions of this Agreement during the period from the date of this Agreement until the Closing Date;

(xii)         the assets of the Sellers listed on Schedule 1.2 hereto; and

(xiii)        all other assets and rights (including goodwill) of the Sellers not used primarily in the Business or not specifically related thereto;

“Excluded Liabilities” — See Section 2.3;

“Files and Records” shall mean all files and records, whether in hard copy, electronic or magnetic format, of the Sellers specifically relating to the Business, including, without limitation, the following types of files and records specifically relating to the Business or the Purchased Property:  customer and supplier files, lists and trade secrets, all books, ledgers, files, reports, plans and operating records of every kind maintained by the Sellers and their Subsidiaries, but excluding the originals of the Sellers’ minute books, stock books and tax returns;

“Financing” — See Section 6.7;

“Financing Commitment” — See Section 6.7;

“GAAP” shall mean generally accepted accounting principles in the United States as in effect at the time any applicable financial statements were prepared;

“Governmental Entity” shall mean any federal, state or local governmental, regulatory or other public body, agency or authority, domestic or foreign;

“Governmental Antitrust Entity” — See Section 9.1(b);

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976;

“Indemnitee” — See Section 11.4;

“Indemnitor” — See Section 11.4;

“Independent Accounting Firm” — See Section 3.3(c);

“Intellectual Property” shall mean all of the following assets of the Sellers used primarily in the Business:  (i) copyrights and trade secrets, computer software and databases, including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (ii) books and records pertaining to the foregoing; and (iii) claims or causes of action arising out of or related to past, present or future infringement or misappropriation of the foregoing;

“Intellectual Property Licenses” shall mean all material licenses and rights of use from third parties with respect to intellectual property used primarily in the Business, but excluding shrink-wrap licenses and other agreements for the use of commercially available off-the-shelf software;

“Knowledge of the Sellers” and other similar phrases with respect to Level 3 and/or the Sellers, mean the actual knowledge of those individuals set forth on Schedule 1.4;

“Leased Real Property” — See Section 5.10(a);

“Leases” — See Section 5.10(a);

“Leave Employees” — See Section 12.1;

“Level 3” — See Preamble hereto;

“Licenses and Permits” — See Section 5.13;

“Lien” shall mean any mortgage, pledge, security interest, encumbrance or lien;

“Listed Intellectual Property” — See Section 5.12(d);

“Locations” shall mean the electronic distribution destinations at local television stations, radio stations, television and cable networks, cable head ends, satellite-based radio and television networks, and similar locations that receive Advertising Content, including those Locations to which the Buyer delivers Advertising Content as of the Closing Date;

 “Losses” shall mean any damages, liabilities, losses, expenses (including all reasonable attorney’s fees) or costs; provided, however, in no event shall Losses include any special, incidental, punitive or consequential damages of any kind and however caused, including, but not limited to, business interruption or loss of profits, lost business opportunities or impairment of goodwill of the Buyer and its Affiliates, but Losses based upon business interruption, loss of profits, lost business opportunities or impairment of goodwill owed and paid by the Buyer or the Buyer’s Assignee to any unaffiliated third party pursuant to a third party claim shall be included within the term “Losses” for purposes of this Agreement;

“Material Adverse Effect” shall mean any material adverse effect on or change in the Purchased Property, taken as a whole, or the business, operations or financial condition of the Business, taken as a whole; provided, however, that a “Material Adverse Effect” shall not be deemed to mean or include any such effect or change arising from or primarily relating to:  (i) general changes or developments in the industries in which the Business operates; (ii) changes, after the date of this Agreement, in laws of general applicability or interpretations thereof by courts or other Governmental Entities, or changes in GAAP; (iii) any act or omission by the Sellers taken with the prior written consent of the Buyer or taken consistent with the terms of this Agreement; (iv) the announcement, execution, delivery or performance of this Agreement or the identity of the Buyer, including without limitation, in any such case, the impact thereof on relationships with customers, suppliers or employees; or (v) a change to the financial markets or the United States economy in general or global economic conditions;

“Non-Compete Period” — See Section 7.3(a);

“Other Agreements” shall mean agreements with customers and vendors primarily relating to the Business, which agreements do not constitute Contracts, including, without limitation, those agreements set forth on Schedule 1.3;

“Parent” — See Section 5.8;

“Permitted Lien” shall mean (a) any Lien for Taxes which are not yet due or which are being contested in good faith by appropriate proceedings diligently prosecuted; (b) any carrier’s, warehouseman’s, mechanic’s, materialman’s, repairman’s, landlord’s or any other statutory or inchoate Lien incidental to the ordinary conduct of the Business which involves an obligation that is not past due or which is being contested in good faith by appropriate proceedings diligently prosecuted; (c) any interest of a governmental agency or instrumentality in any lawfully made pledge or deposit under workers’ compensation, unemployment insurance or other social security statutes; or (d) any Liens incurred in the ordinary course of business since September 30, 2007 that do not have a Material Adverse Effect;

 “Person” shall mean any individual, corporation, company, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity or organization;

“Plans” — See Section 5.17(a);

“Purchase Price” — See Section 3.1(a);

“Purchased Property” shall mean:

(i)            the Equipment;

(ii)           the Licenses and Permits;

(iii)          the Files and Records;

(iv)          the rights of the Sellers under the Contracts and the Other Agreements;

(v)           the rights of the Sellers to the Intellectual Property;

(vi)          the rights of the Sellers to certain managed applications support services as set forth on Schedule 1.5;

(vii)         all claims, causes of action, chooses in action, rights of recovery and rights of set-off of any kind relating to items (i) through (vi) listed above or the Assumed Liabilities, against any Person, including, without limitation, any liens, security interests, pledges or other rights to payment or to enforce payment in connection with products or services delivered by the Sellers on or prior to the Closing Date; and

(viii)        all other tangible and intangible assets (including goodwill) of the Sellers used primarily in the Business and specifically related thereto;

provided, however, that notwithstanding the foregoing, the Purchased Property shall not include the Excluded Assets;

“Report” — See Section 8.4;

“Retained Payments” — See Section 9.4;

“SEC” — See Section 7.2(b);

“Sellers” — See Preamble hereto;

“Seller Indemnitees” — See Section 11.3;

“Sellers’ Adjusted Liabilities Report” — See Section 3.3(c);

“Statements of Operations” — See Section 5.6;

“Subsidiary(ies)” shall mean, with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of stock or other equity interest entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereto is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof;

“Tax Return” shall mean any report, return, information return, filing or other information, including any schedules, exhibits or attachments thereto, and any amendments to any of the foregoing required to be filed or maintained in connection with the calculation, determination, assessment or collection of any Taxes (including estimated Taxes);

“Taxes” shall mean any tax of any kind, including all federal, state, local and foreign taxes, including, without limitation, income, gross income, gross receipts, unincorporated business, production, excise, employment, sales, use, transfer, ad valorem, profits, license, capital stock, franchise, severance, stamp, withholding, Social Security, employment, unemployment, disability, worker’s compensation, payroll, utility, windfall profit, custom duties, personal property, real property, registration, alternative or add-on minimum, estimated and other taxes, governmental fees or like charges of any kind whatsoever, including any interest, penalties or additions thereto, imposed by any Governmental Entity (“Taxing Authority”) whether disputed or not; and “Tax” shall mean any one of them;

“Transfer Taxes” — See Section 10.1;

“Transferred Employees” — See Section 12.1;

“Transition Services Agreement” shall mean that certain transition services agreement, to be executed and delivered by Level 3 and the Buyer on the Closing Date, in substantially the form attached hereto as Exhibit C;

“WARN” — See Section 5.18.

SECTION 2.  PURCHASE AND SALE OF THE PURCHASED PROPERTY.

SECTION 2.1.  Transfer of Assets.  Subject to the terms and conditions herein set forth, the Sellers shall sell, convey, transfer, assign and deliver to the Buyer, and the Buyer shall purchase and accept from the Sellers, on the Closing Date, all right, title and interest of the Sellers in and to all of the Purchased Property.

SECTION 2.2.  Sale at Closing Date.  The sale, conveyance, transfer, assignment and delivery by the Sellers of the Purchased Property to the Buyer, as herein provided, shall be effected on the Closing Date by a Bill of Sale and General Assignment, substantially in the form attached hereto as Exhibit A and such other documents, licenses, certificates and instruments of transfer as may be reasonably required by the Buyer and/or the Buyer Assignee at the Closing.

SECTION 2.3.  Assumption of Liabilities.  From and after the Closing Date, the Buyer shall assume and the Buyer hereby agrees to pay, perform and discharge when due, all of the following liabilities and obligations of the Sellers related to the Business (such liabilities and obligations are hereinafter referred to as the “Assumed Liabilities”):

(a)           all liabilities and obligations arising specifically and solely out of the conduct or operation of the Business, or which otherwise directly relate to the Purchased Property, in either case, which are set forth on the Closing Adjusted Liabilities Report as finally determined under Section 3.3, including, all accounts payable and accrued expenses of the Sellers as of the Closing Date related to the Business;

(b)           all liabilities, obligations and duties to perform any and all Contracts and the Other Agreements; and

(c)           all liabilities and obligations with respect to or relating to the Purchased Property or to acts or events occurring with respect to the Business that arise on or after the Closing Date that are not the result of a breach of any of the Sellers’ representations and warranties hereunder.

All liabilities and obligations of the Sellers relating to the Business and its operations prior to or on the Closing Date other than the Assumed Liabilities, including without limitation any liabilities, claims, contingencies, obligations or causes of action relating to or arising from any Environmental Law, the employment or termination of any employee or consultant, laws or regulations governing fair wages and hours, terms of employment or benefits of any kind, prohibitions as to discrimination or infringement of civil rights, ERISA, any law or regulation addressing health or safety, any Plans, any Taxes of the Sellers or the Sellers’ Affiliates relating to income or gain in the Business or the Purchased Property, or any criminal law or regulation (whether in the nature of a civil or criminal violation), are referred to herein as the “Excluded Liabilities,” which shall remain solely the obligation of the Sellers before and after the Closing.

SECTION 3.  PURCHASE PRICE.

SECTION 3.1.  Purchase Price.  The purchase price for the sale and transfer of the Purchased Property shall consist of the following:

(a)           $129,000,000 in cash (the “Purchase Price”); and

(b)           the assumption by the Buyer at the Closing of the Assumed Liabilities pursuant to Section 2.3 of this Agreement.

The Purchase Price shall be payable and deliverable in accordance with Section 3.2 and, if applicable, Section 3.4, and shall be subject to adjustment in accordance with the provisions of Section 3.3 and, if applicable, Section 3.4 hereof.

SECTION 3.2.  Payment of Purchase Price.  In payment for the Purchased Property, the Buyer on the Closing Date shall pay to the Sellers the Purchase Price by wire transfer of immediately available funds to such account or accounts as the Sellers shall, not less than three Business Days prior to the Closing, designate in writing to the Buyer.  On the Closing Date, the Buyer or the Buyer Assignee shall, in addition, execute and deliver to the Sellers an Assignment and Assumption Agreement with respect to the Assumed Liabilities, substantially in the form attached hereto as Exhibit B.

SECTION 3.3.  Purchase Price Adjustment.  The Purchase Price shall be subject to adjustment as follows:

(a)           Adjusted Liabilities.  Schedule 3.3 sets forth the calculation of the Adjusted Liabilities of the Business as of September 30, 2007.  For purposes of this Agreement, “Adjusted Liabilities” means, as of any date, (x) the sum of the accounts payable and accrued expenses that are current liabilities less (y) the sum of deposits and pre-paid expenses that are current assets, in each case of the Sellers related to the Business.  The Adjusted Liabilities, as of any specified date, shall be calculated using the accounting principles, procedures, policies and methods employed in preparing Schedule 3.3.

(b)           Closing Determination.  Not more than seven (7) Business Days nor less than three (3) Business Days before the Closing Date, the Sellers shall deliver to the Buyer a separate report (the “Estimated Adjusted Liabilities Report”) setting forth the Adjusted Liabilities as of 12:01 a.m. on the last day of the most recent month, which last day falls not less than 15 calendar days prior to the date such report is delivered, provided that such Adjusted Liabilities shall be adjusted for any accrued expenses the Sellers will satisfy on or prior to the Closing (the “Estimated Adjusted Liabilities”).  The Estimated Adjusted Liabilities Report shall be prepared in the same manner as Schedule 3.3 and following the accounting principles, procedures, policies and methods employed in preparing such schedule.  If (i) the Estimated Adjusted Liabilities is a positive number, the Purchase Price shall be reduced on a dollar-for-dollar basis at Closing by the amount of the Estimated Adjusted Liabilities, or (ii) the Estimated Adjusted Liabilities is a negative number, the Purchase Price shall be increased on a dollar-for-dollar basis at Closing by the absolute value of the amount of the Estimated Adjusted Liabilities.

(c)           Post-Closing Determination.  Within 60 days after the Closing Date, the Buyer will prepare and deliver to the Sellers a separate report (the “Closing Adjusted Liabilities Report”) setting forth the actual Adjusted Liabilities as of 12:01 a.m. on the Closing Date (the “Closing Adjusted Liabilities”).  The Closing Adjusted Liabilities Report shall be prepared in the same manner as Schedule 3.3 and following the accounting principles, procedures, policies and methods employed in preparing such schedule.  The Sellers shall, not later than 30 calendar days after receipt of the Closing Adjusted Liabilities Report, deliver a report thereon (the “Sellers’ Adjusted Liabilities Report”) to the Buyer.  The Sellers’ Adjusted Liabilities Report shall list those items included in the Closing Adjusted Liabilities Report, if any, to which the Sellers take exception and the Sellers’ proposed adjustment.  If the Sellers fail to deliver to the Buyer the Sellers’ Adjusted Liabilities Report within 30 calendar days following receipt of the Closing Adjusted Liabilities Report or do not set forth any exceptions, the Sellers shall be deemed to have accepted the Closing Adjusted Liabilities Report for the purposes of any adjustment to the Purchase Price under Section 3.3(d) and for all other purposes of this Agreement.  If the Buyer does not give the Sellers notice of its objections to the Sellers’ Adjusted Liabilities Report within 15 calendar days following receipt of the Sellers’ Adjusted Liabilities Report, the Buyer shall be deemed to have accepted the Closing Adjusted Liabilities Report as adjusted by the Sellers in the Sellers’ Adjusted Liabilities Report for the purposes of any adjustment to the Purchase Price under Section 3.3(d) and for all other purposes of this Agreement.  If the Buyer gives the Sellers timely notice of its objections to the Sellers’ Adjusted Liabilities Report, and if the Buyer and the Sellers are unable, within 15 calendar days after receipt by the Sellers of the notice from the Buyer of objections, to resolve the disputed exceptions, such disputed exceptions will be referred to PricewaterhouseCoopers or another firm of independent certified public accountants (the “Independent Accounting Firm”) mutually acceptable to the Buyer and the Sellers.  The Independent Accounting Firm shall, within 45 days following its selection, deliver to the Buyer and the Sellers a written report determining such disputed exceptions (and only such disputed exceptions), and its determinations will be conclusive and binding upon the parties thereto for the purposes of any adjustment to the Purchase Price under Section 3.3(d).  The fees and disbursements of the Independent Accounting Firm acting under this Section 3.3(c) shall be apportioned between the Sellers and the Buyer based on the total dollar value of disputed exceptions resolved in favor of each such party, with each such party bearing such percentage of the fees and disbursements of the Independent Accounting Firm as the aggregate disputed exceptions resolved against that party bears to the total dollar value of all disputed exceptions considered by the Independent Accounting Firm.  For the avoidance of doubt, the delivery and timing of receipt of any document sent by the parties pursuant to this Section 3 shall be governed by the provisions set forth in Section 16.5 — “Notices.”

(d)           Post-Closing Adjustment.

(i)            If the Closing Adjusted Liabilities, as finally determined under Section 3.3(c), is greater than the Estimated Adjusted Liabilities, the Sellers shall, within three Business Days following the final determination of the Closing Adjusted Liabilities pursuant to Section 3.3(c), and based upon such final determination, pay to the Buyer the amount of such difference in cash, together with interest on such amount from and including the Closing Date to but excluding the date of payment at a rate of 6.0% per annum compounded annually.  Any payment by the Sellers to the Buyer under this Section 3.3(d) shall be made by wire transfer of immediately available funds to such account as the Buyer shall designate in writing to the Sellers.

(ii)           If the Closing Adjusted Liabilities, as finally determined under Section 3.3(c), is less than the Estimated Adjusted Liabilities, the Buyer shall, within three Business Days following the final determination of the Closing Adjusted Liabilities pursuant to Section 3.3(c), and based upon such final determination, pay to the Sellers the amount of such difference in cash, together with interest on such amount from and including the Closing Date to but excluding the date of payment at a rate of 6.0% per annum compounded annually.  Any payment by the Buyer to the Sellers under this Section 3.3(d) shall be made by wire transfer of immediately available funds to such account or accounts as the Sellers shall designate in writing to the Buyer.

SECTION 3.4.  Adjustment Following 2007 Audit.  Upon completion of the audit of the statement of operations of the Purchased Property and Assumed Liabilities for the year ended December 31, 2007 (the “2007 Audited Statement of Operations”) by KPMG LLP contemplated by Section 7.2(b), the Buyer shall provide a copy of the audit report of KPMG LLP to the Sellers together with the 2007 Audited Statement of Operations.  If the total revenue reflected on the 2007 Audited Statement of Operations, without taking into account any reserves or credits and reducing such amount by any portion of the total revenue that is deferred revenue (the “Audited 2007 Revenue”), is less than $35,183,000, the Sellers shall owe the Buyer, as a reduction in the Purchase Price, the product of the absolute value of such difference multiplied by a factor of 3.5 (the “Deficiency Amount”).  If the Audited 2007 Revenue is greater than $37,183,000, the Buyer shall owe the Sellers, as an increase in the Purchase Price, the product of the absolute value of such difference multiplied by a factor of 3.5 (the “Excess Amount”).  For purposes of this Section 3.4, the Audited 2007 Revenue shall be determined in the same manner as in the Statements of Operations and following the accounting principles, procedures, policies and methods employed in preparing such Statements of Operations.  If Closing has not occurred prior to delivery of the 2007 Audited Statement of Operations, then, as applicable, (i) the Purchase Price as adjusted pursuant to Section 3.3(b) shall be increased on a dollar-for-dollar basis at Closing by any Excess Amount or (ii) the Purchase Price as adjusted pursuant to Section 3.3(b) shall be reduced on a dollar-for-dollar basis at Closing by any Deficiency Amount.  If Closing occurs prior to delivery of the 2007 Audited Statement of Operations, then, as applicable, (i) the Sellers shall pay to the Buyer by wire transfer of same day funds to an account designated in writing by the Buyer any Deficiency Amount plus interest on the Deficiency Amount at a rate of 6.0% per annum compounded annually from and including the Closing Date to but excluding the date of payment, or (ii) the Buyer shall pay to the Sellers by wire transfer of same day funds to an account or accounts designated in writing by the Sellers any Excess Amount plus interest on the Excess Amount at a rate of 6.0% per annum compounded annually from and including the Closing Date to but not including the date of payment.  Such payment pursuant to the immediately preceding sentence shall be due by the Sellers or the Buyer, as applicable, within three (3) Business Days following delivery of the 2007 Audited Statement of Operations to the Sellers.

SECTION 4.  CLOSING.

The closing (the “Closing”) for the consummation of the transactions contemplated by this Agreement shall take place at the offices of Willkie Farr & Gallagher LLP at 787 Seventh Avenue, New York, New York 10019 at 10:00 a.m. on the third Business Day after all the conditions to the obligations of the parties hereunder set forth in Section 13 and Section 14 hereof have been satisfied or waived (other than those conditions that are not capable of being satisfied until the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place and time as may be mutually agreed to by the parties hereto (the “Closing Date”), provided that the Closing Date shall not occur prior to January 2, 2008.

SECTION 5.  REPRESENTATIONS AND WARRANTIES OF THE SELLERS.

The Sellers hereby represent and warrant, jointly and severally, to the Buyer as set forth below.  The Sellers shall update the schedules referenced in this Section 5 and deliver such revised schedules to the Buyer no later than five Business Days prior to the anticipated Closing Date.

SECTION 5.1.  Organization.  Each of the Sellers is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite company power to own or lease its properties and assets and to conduct its business as now conducted and to enter into and perform this Agreement and the Transition Services Agreement.

SECTION 5.2.  Qualification to Do Business.   Each Seller is duly qualified to do business as a foreign company and is in good standing in every jurisdiction in which the character of the properties owned or leased by it with respect to the Business or the nature of the Business or the location of tangible Purchased Property makes such qualification necessary, except where the failure to so qualify would not have a Material Adverse Effect.  Schedule 5.2 sets forth each jurisdiction in which each Seller is qualified to do business relating to the Business.

SECTION 5.3.  No Conflict or Violation.  The execution, delivery and performance by the Sellers of this Agreement does not (i) violate any provision of the Certificate of Formation or Limited Liability Company Agreement (or equivalent documents) of the Sellers, (ii) violate any provision of law, or any order, judgment or decree of any court or other governmental or regulatory authority applicable to the Sellers, (iii) assuming receipt of the Consents (as defined herein), violate, result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which any Seller is a party or is bound or to which any of the Purchased Property is subject, or (iv) result in the creation or imposition of any Lien upon any of the Purchased Property, except in the case of clauses (ii), (iii) or (iv), for such violations, breaches, defaults or Liens that would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 5.4.  Consents and Approvals.  The execution, delivery and performance of this Agreement by the Sellers do not require the consent or approval of, or filing with (each, a “Consent”), any Governmental Entity or other Person, other than (i) the filing of a notification and report form under the HSR Act, (ii) the Consents set forth on Schedule 5.4, and (iii) Consents the failure of which to obtain or make, individually or in the aggregate, would not (x) impair the ability of the Buyer to conduct the operations of the Business following the Closing in substantially the same manner as currently conducted by the Sellers, or (y) materially impair or delay the ability of the Sellers to consummate the transactions contemplated hereby.

SECTION 5.5.  Authorization and Validity of Agreement.  Each Seller has all requisite corporate or company power and authority to enter into this Agreement and to carry out its respective obligations hereunder.  The execution and delivery of this Agreement and the performance of the obligations of the Sellers hereunder have been duly authorized by all necessary company action of each Seller, and no other company proceedings on the part of any Seller are necessary to authorize such execution, delivery and performance.  This Agreement has been duly executed by each Seller and constitutes its valid and binding obligation, and assuming this Agreement constitutes the valid and binding obligation of the Buyer, this Agreement is enforceable against each Seller in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

SECTION 5.6.  Financial Statements.  Schedule 5.6 sets forth copies the unaudited statements of operations of the Business for the nine-month period ended September 30, 2007 and the year ended December 31, 2006 (the “Statements of Operations”).  Except as set forth on Schedule 5.6, the Statements of Operations (i) present fairly in all material respects the results of operations of the Business for the periods then ended, (ii) are in accordance in all material respects with the books of account and records of the Sellers relating to the Business, and (iii) have been prepared in accordance with GAAP (except for all footnotes required by GAAP).

SECTION 5.7.  Absence of Certain Changes or Events.

(a)                                 Except as set forth on Schedule 5.7, since September 30, 2007, there has not been:

(i)                                     any Material Adverse Effect; or

(ii)                                  any material loss, damage, destruction or other casualty to the assets or properties of the Business, including the Purchased Property (other than any for which insurance awards have been received or guaranteed).

(b)                                 Except as set forth on Schedule 5.7, since September 30, 2007, the Sellers have operated the Business in the ordinary course of its business consistent with past practice and has not:

(i)                                     failed to pay or satisfy any material obligation or liability with respect to the Business or discharge or satisfy any material Lien on the Purchased Property, other than liabilities being contested in good faith and for which adequate reserves have been provided, Permitted Liens and Liens arising in the ordinary course of business consistent with past practice and that do not, individually or in the aggregate, have a Material Adverse Effect;

(ii)                                  mortgaged, pledged or subjected to any Lien any of the Purchased Property that is material to the Business, except for Permitted Liens and Liens arising in the ordinary course of business consistent with past practice and that do not, individually or in the aggregate, have a Material Adverse Effect;

(iii)                               sold or transferred any assets material to the Business or canceled any debts or claims material to the Business or waived any rights material to the Business, except in the ordinary course of business, consistent with past practice;

(iv)                              during the period through the date hereof, cancelled or terminated any material Contract or entered into any material Contract or material Other Agreement relating to the Business, which is not in the ordinary course of business consistent with past practice;

(v)                                 changed any accounting methods, principles or practices by the Sellers with respect to the Business, except as required by law or by generally applicable changes instituted in the accounting profession; or

(vi)                              entered into any agreement or made any commitment to do any of the foregoing.

SECTION 5.8.  Tax Matters.

(a)                                 (i) The Sellers, and in the case of income Taxes, Level 3 Communications, Inc. (“Parent”), have filed, or caused to be filed, when due all material Tax Returns relating to the Business required by applicable law to be filed by them on or prior to the Closing Date and have paid all Taxes shown thereon as owing; (ii) except as disclosed on Schedule 5.8, there is no material action, suit, proceeding, investigation, audit or claim now pending, or, to the Knowledge of the Sellers, proposed in writing with respect to the Sellers, or, in the case of income Taxes, Parent, for any Taxes relating to the Business or the Purchased Property; and (iii) provision has been made in the financial accounts of the Sellers for any accrual liability for material Taxes that are not yet due and payable for all taxable periods (or portion thereof) ending before the Closing Date.

(b)                                 The Sellers have timely paid all material Taxes which will have been required to be paid on or prior to the date hereof, the non payment of which would result in a Lien other than a Permitted Lien on any Purchased Property.

SECTION 5.9.  Absence of Undisclosed Liabilities.  Except as set forth on Schedule 5.9, there are no liabilities or contingencies relating to the Business that would be required to be accrued or reserved for on a balance sheet prepared in accordance with GAAP other than (i) liabilities arising in the ordinary course since September 30, 2007 not involving breach of contract or act or omission of tortfeasance by any Seller or its employees or agents, and (ii) Sellers’ obligations to perform under the Contracts and the Other Agreements.

SECTION 5.10.  Leases.

(a)                                 The Sellers do not own any real property used primarily in the conduct of the Business.  Schedule 5.10 sets forth a list of all leases and subleases, together with all amendments thereto, with respect to all real properties in which any Seller has a leasehold interest, whether as lessor or lessee, and which is used primarily in connection with the Business (each, a “Lease” and collectively, the “Leases”; the property covered by Leases under which any Seller is a lessee is referred to herein as the “Leased Real Property”).

(b)                                 No party to any Lease has given any Seller written notice of or made a written claim with respect to any breach or default of any such Lease by any Seller, and the Sellers have no knowledge of any such pending or threatened claim.

(c)                                  Except as set forth on Schedule 5.10, none of the Leased Real Property is subject to any encumbrance or sublease, license, other agreement granting to any Person or entity other than the Sellers any right to the use, occupancy or enjoyment of such property or any portion thereof.

SECTION 5.11.  Purchased Property.

(a)                                 Except as set forth on Schedule 5.11, the Sellers own, have a valid leasehold interest in, or have a valid right to use, the Purchased Property free and clear of any Liens (other than Permitted Liens).

(b)                                 The Purchased Property, together with the Excluded Assets, is sufficient to conduct the Business as currently conducted by the Sellers.

SECTION 5.12.  Intellectual Property.

(a)                                 Except as set forth on Schedule 5.12(a), the Sellers own all right, title and interest in and to, or have a valid and enforceable license to use, all the Intellectual Property that is material to the conduct of the Business, and such Intellectual Property represents all intellectual property rights necessary to conduct the Business as currently conducted by the Sellers.

(b)                                 Except as set forth on Schedule 5.12(b), (i) to the Knowledge of the Sellers, neither the Sellers’ use of any Intellectual Property nor the conduct of the Business infringes on any Intellectual Property rights of any third party, and (ii) no such claims have been asserted against the Sellers that have not been resolved.

(c)                                  Except as set forth on Schedule 5.12(c), (i) to the Knowledge of the Sellers, no third party is infringing on any of the Intellectual Property, and (ii) no such claims are pending or, to the Knowledge of the Sellers, threatened by the Sellers against any third party.

(d)                                 Schedule 5.12(d) sets forth a complete and current list of all registrations and applications pertaining to Intellectual Property owned by the Sellers (“Listed Intellectual Property”), including the owner of record, date of application or issuance and relevant jurisdiction as to each.  Except as set forth on Schedule 5.12(d), all Listed Intellectual Property is owned by the Sellers free and clear of all Liens (other than Permitted Liens).

(e)                                  Schedule 5.12(e) sets forth a complete list of all material agreements relating to the Intellectual Property, including the material Intellectual Property Licenses, that are material to the Business.

SECTION 5.13.  Licenses and Permits.  Schedule 5.13 sets forth a true and complete list of all material licenses, permits, franchises, authorizations and approvals issued or granted to the Sellers by any Governmental Entity with respect to the Business (the “Licenses and Permits”), and all pending applications therefor.  Each License and Permit is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of the Sellers, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such License and Permit invalid in any respect.  Except as set forth in Schedule 5.13, no action has been taken by any Seller which permits the revocation or termination of any of the Licenses and Permits or the imposition of any restriction thereon.  The Licenses and Permits are sufficient and adequate in all material respects to permit the lawful conduct of the Business in the manner now conducted by the Sellers, and none of the operations of the Business are being conducted in a manner that violates in any material respect any of the terms or conditions under which any License and Permit was granted.

SECTION 5.14.  Compliance with Law.  Since January 1, 2006, the Business has been conducted in accordance with all applicable laws, regulations, orders and other requirements of all courts and other Governmental Entities having jurisdiction over the Purchased Property, the Business or the operations of the Business, except where the failure to so be in compliance would not, individually or in the aggregate, be material to the results of operations of the Business.  Except as set forth on Schedule 5.14, the Sellers have not received notice of any violation of any such law, regulation, order or other legal requirement, and no Seller is in default with respect to any order, writ, judgment, award, injunction or decree of any court or other Governmental Entity, applicable to the Purchased Property, the Business or to any of the operations with respect thereto, other than violations the consequences of which would not, individually or in the aggregate, be material to the results of operations of the Business.

SECTION 5.15.  Litigation.  Except as set forth on Schedule 5.15, there are no claims, actions, suits, proceedings, labor disputes or investigations (each, an “Action”) pending or, to the Knowledge of the Sellers, threatened, before any court or Governmental Entity, or before any arbitrator of any nature, brought by or against the Sellers involving or relating to the Purchased Property or the Business.

SECTION 5.16.  Contracts.

(a)                                 Schedule 5.16 sets forth a complete and correct list of all Contracts (as defined below) as of the date hereof.

(b)                                 Each Contract is valid, binding and enforceable against the Sellers party thereto in accordance with its terms, except that such enforcement may be subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) general equitable principles (regardless of whether enforceability is considered in a proceeding at law or in equity) and (iii) an implied covenant of good faith and fair dealing.  To the Knowledge of the Sellers, each of the Contracts is in full force and effect and is valid, binding and enforceable against the other party thereto, except that such enforcement may by subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) general equitable principles (regardless of whether enforceability is considered in a proceeding at law or in equity) and (iii) an implied covenant of good faith and fair dealing.  The Sellers have performed in all material respects all obligations required to be performed by it to date under, and is not in material default under, any

Contract, and, to the Knowledge of the Sellers, no event has occurred which, with due notice or lapse of time or both, would constitute such a default.  To the Knowledge of the Sellers, no other party to any Contract is in material default in respect thereof, and no event has occurred, which, with due notice or lapse of time or both, would constitute such a default.  The Sellers have made available to the Buyer or its representatives true and complete originals or copies of all written Contracts.

(c)                                  A “Contract” means any material agreement, contract or commitment, relating to the Business to which any Seller is a party or by which it or any of the Purchased Property is bound, constituting:

(i)                                     a mortgage, indenture, security agreement, guaranty, pledge and other agreement or instrument relating to the borrowing of money or extension of credit;

(ii)                                  an employment or severance agreement or consulting agreement;

(iii)                               a joint venture, partnership or limited liability company agreement or an agreement relating to real estate development;

(iv)                              a non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, the Business may be conducted;

(v)                                 a distribution, franchise, license, sales, commission, consulting agency or advertising agreement;

(vi)                              a customer agreement with a customer of the Business, which customer was a top twenty customer of the Business by dollar amount of revenue generated by the Business for the nine months ended September 30, 2007;

(vii)                           a Lease;

(viii)                        a satellite transmission or transponder agreement; or

(ix)                              a contract listed on Schedule 5.12(e).

SECTION 5.17.  Employee Plans.

(a)                                 Schedule 5.17(a) sets forth all “employee benefit plans”, as defined in Section 3(3) of ERISA, and all other material employee benefit arrangements, programs, policies or payroll practices, including, without limitation, severance pay, sick leave, vacation pay, salary continuation for disability, retirement, deferred compensation, bonus, stock purchase, stock option, hospitalization, medical insurance, cafeteria, life insurance, tuition reimbursement and scholarship programs maintained for the benefit of or to which contributions are made on behalf of current or former employees of the Business (collectively referred to herein as the “Plans”).  True, correct and complete copies of the following documents relating to each of the Plans, to the extent applicable, have been delivered or made available to the Buyer:  (i) the plan and its related trust document, including any amendments thereto, and (ii) summary plan descriptions.

(b)                                 With respect to each Plan that is intended to qualify under Code Section 401(a), such Plan, and its related trust, has received, has an application pending or remains within the remedial amendment period for obtaining, a determination letter from the Internal Revenue Service that it is so qualified and that its trust is exempt from tax under Section 501(a) of the Code.

(c)                                  All contributions (including all employer contributions and employee contributions) required to have been made under the Plans or by law to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension).

(d)                                 The Plans have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA and the Code (including rules and regulations thereunder) and other applicable federal and state laws and regulations.  There are no pending material actions, claims or lawsuits which have been asserted, instituted or, to the Knowledge of the Sellers, threatened, against the Plans, the assets of any of the trusts under the Plans or the sponsor or the administrator of the Plans, or, to the Knowledge of the Sellers, against any fiduciary of the Plans with respect to the operation of the Plans (other than routine benefit claims).

SECTION 5.18.  Labor.  There are no labor or collective bargaining agreements which pertain to employees of the Business.  Since January 1, 2006, no labor organization or group of employees of the Business has made a pending demand for recognition or certification, and there are no representation or certification proceedings presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority relating to the employees of the Business.  There are no strikes pending, or to the Knowledge of the Sellers, threatened against the Business or the Sellers in connection with the Business, and since January 1, 2006, there have not been any work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes pending or threatened in writing against or involving the Sellers with respect to the employees of the Business.  During the six month period prior to the date of this Agreement, the Sellers have not effectuated (i) a “plant closing” as defined in the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) affecting any site of employment or one or more facilities or operating units within any site of employment or facility related to the Business, (ii) a “mass layoff” as defined in WARN affecting any site of employment or facility related to the Business, or (iii) a transaction or layoffs or employment termination that triggered application of any similar applicable state or local law.

SECTION 5.19.  Insurance.  Schedule 5.19 lists the aggregate coverage amount and type and generally applicable deductibles of all material policies of liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance insuring the Sellers with respect to the Business and the Purchased Property.  Except as set forth on Schedule 5.19, all such policies are in full force and effect.  The Sellers have not received written notice of cancellation of any such insurance as of the date of this Agreement and, to the Knowledge of the Sellers, is not in material default under any provisions of any such policy of insurance.

SECTION 5.20.  Transactions with Affiliates.  Except as set forth on Schedule 5.20, the Sellers are not a party to any agreement or arrangement with any Affiliate of the Sellers or any of the directors or officers of any Seller or key employee of the Business under which the Sellers:  (i) leases any real or material personal property (either to or from such Person) used primarily for the Business; (ii) licenses technology (either to or from such Person) used primarily for the Business; or (iii) purchases any material amount of products or services relating primarily to the Business from such Person.

SECTION 5.21.  Environmental Matters.  Except as would not have a Material Adverse Effect:  (a) to the Knowledge of the Sellers, the Sellers have obtained and maintained in effect all licenses, permits and other authorizations required under all laws, regulations and other requirements of Governmental Entities applicable to the Business relating to pollution or to the protection of the environment (“Environmental Laws”) and is in compliance in all material respects with all Environmental Laws and with all such licenses, permits and authorizations; (b) to the Knowledge of the Sellers, the Sellers have, with respect to the Business, not performed or suffered any act which could give rise to, or has otherwise incurred, liability to any Person (governmental or not) under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. or any other Environmental Laws, nor has any Seller received notice of any such liability or any claim therefor or submitted notice pursuant to section 103 of such Act to any governmental agency with respect to any of its assets; (c) to the Knowledge of the Sellers, no hazardous substance, hazardous waste, contaminant, pollutant or toxic substance (as such terms are defined in any applicable Environmental Law) has by the Sellers’ actions been released, placed, dumped or otherwise come to be located on, at, beneath or near any of the Leased Real Property or any surface waters or groundwaters thereon or thereunder; and (d) to the Knowledge of the Sellers, the Sellers do not own or operate, and have never owned or operated, in connection with the Business, an underground storage tank containing a regulated substance, as such term is defined in Subchapter IX of the Resource Conservation and Recovery Act, 42 U.S.C. § 6991 et seq.

SECTION 5.22.  No Brokers.  No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, the Sellers in connection with this Agreement or the transactions contemplated hereby.

SECTION 6.  REPRESENTATIONS AND WARRANTIES OF THE BUYER.

The Buyer hereby represents and warrants to the Sellers as follows:

SECTION 6.1.  Corporate Organization.  The Buyer is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power to own its properties and assets and to conduct its business as now conducted, and has all requisite power and authority to own its properties and assets and to conduct its businesses as now conducted.

SECTION 6.2.  Qualification to Do Business.  The Buyer is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not result in a material adverse effect on the ability of the Buyer to consummate the transactions contemplated hereby.

SECTION 6.3.  Authorization and Validity of Agreements.  The Buyer has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.  The execution and delivery of this Agreement and the performance of the Buyer’s obligations hereunder have been duly authorized by all necessary corporate action of the Buyer, and no other corporate proceedings on the part of the Buyer are necessary to authorize such execution, delivery and performance.  This Agreement has been duly executed by the Buyer and constitutes the Buyer’s valid and binding obligation, enforceable against the Buyer in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

SECTION 6.4.  No Conflict or Violation.  The execution, delivery and performance by the Buyer of this Agreement do not (i) violate any provision of the Certificate of Incorporation, By-laws or any other organizational document of the Buyer, (ii) violate any provision of law, or any order, judgment or decree of any court or other governmental or regulatory authority applicable to the Buyer, or (iii) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which the Buyer is a party or by which it is bound or to which any of its properties or assets is subject, except in the cases of clauses (ii) or (iii) for violations, breaches or defaults that would not, individually or in the aggregate, have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated hereby.

SECTION 6.5.  Consents and Approvals.  The execution, delivery and performance of this Agreement on behalf of the Buyer do not require the consent or approval of, or filing with, any Governmental Entity or other Person, except for (i) the filing of a notification and report form under the HSR Act, and (ii) such consents, approvals and filings, of which the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated hereby.

SECTION 6.6.  Litigation.  There are no Actions pending or, to the knowledge of the Buyer, threatened, before any court or Governmental Entity, or before any arbitrator of any nature, against the Buyer or any of its officers, directors, employees, agents or Affiliates, other than Actions which would not, individually or in the aggregate, have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement.

SECTION 6.7.  Availability of Funds.  The Buyer will have at the Closing, sufficient immediately available funds to pay in cash the Purchase Price and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated by this Agreement.  The Buyer has commitments to obtain sufficient funds to consummate this Agreement and the transactions contemplated hereby, true and correct copies of which have been provided to the Sellers on or prior to the date hereof (the “Financing Commitment”).  The Financing Commitment is in full force and effect and constitutes the legal, valid and binding obligations of each the Buyer and the other parties thereto.  There are no conditions or other contingencies related to the funding of the financing contemplated by the Financing Commitment (the “Financing”) other than as expressly set forth in the Financing Commitment.  To the knowledge of the Buyer, no event has occurred which would result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, the Financing Commitment, and the Buyer has no reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to the Buyer on the Closing Date.

SECTION 6.8.  No Brokers.  No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, the Buyer in connection with this Agreement or the transactions contemplated hereby.

SECTION 6.9.  Investigation by the Buyer.    The Buyer is an informed and sophisticated participant in the transactions contemplated by this Agreement and has conducted its own independent review and analysis of the business, operations, technology, assets, liabilities, results of operations, financial condition and prospects of the Business and acknowledges that the Sellers have provided the Buyer with access to the personnel, properties, premises and records of the Business for this purpose.  In entering into this Agreement, the Buyer has relied solely upon its own investigation and analysis, and the Buyer (i) acknowledges that neither the Sellers nor any of their Affiliates, agents or representatives makes or has made any representation or warranty, either express or implied, as to the Business or the Purchased Property, or the accuracy or completeness of any of the information provided or made available (or that may be provided or made available after the date hereof) to the Buyer or its directors, officers, employees, Affiliates, agents or representatives, except as and only to the extent expressly set forth herein with respect to the representations and warranties contained in Section 5 of this Agreement and subject to the limitations and restrictions contained in this Agreement, and (ii) agrees, to the fullest extent permitted by law, that neither the Sellers nor their Affiliates, agents or representatives shall have any liability or responsibility whatsoever to the Buyer or its directors, officers, employees, Affiliates, agents or representatives on any basis (including, without limitation, in contract, tort or otherwise) based upon any information provided or made available (or that may be provided or made available after the date hereof), or statements made, to the Buyer or its directors, officers, employees, Affiliates, agents or representatives (or any omissions therefrom), including, without limitation, in respect of the specific representations and warranties of the Sellers set forth in this Agreement, except as and only to the extent expressly set forth herein with respect to such representations and warranties and subject to the limitations and restrictions contained in this Agreement.

SECTION 7.  COVENANTS OF THE SELLERS.

The Sellers hereby covenant as follows:

SECTION 7.1.  Conduct of Business Before the Closing Date.  (a) Except as set forth on Schedule 7.1, without the prior written consent of the Buyer (which consent shall not be unreasonably withheld or delayed), between the date hereof and the Closing Date, the Sellers shall operate the Business in the ordinary course and in accordance with past practice.  Without limiting the generality of the foregoing, the Sellers shall not, except as specifically contemplated by the terms hereof:

(i)                                     make any material change in the conduct of the Business or enter into any transaction material to the Business, other than in the ordinary course of business consistent with past practice;

(ii)                                  materially change or amend any company governance documents of or related to the Business in a manner that has an adverse effect on the Purchased Property or the ability of the Sellers to perform its obligations hereunder;

(iii)                               enter into, extend, materially modify, terminate or renew any Contract or material Other Agreement, except in the ordinary course of business consistent with past practice;

(iv)                              directly or indirectly, enter into, solicit, initiate or continue any discussions or negotiations with, or provide any information to, any Person, other than the Buyer and its representatives, concerning any sale of all or any substantial portion of the Purchased Property or the Business to any Person other than the Buyer;

(v)                                 make any sale, assignment, transfer, abandonment or other conveyance of any material portion of the Purchased Property, except transactions in the ordinary course of business consistent with past practice or pursuant to the existing Contracts;

(vi)                              subject any of the Purchased Property to any Lien other than Permitted Liens;

(vii)                           acquire any material assets or properties for the Business, or enter into any other transaction with respect to the Business, other than in the ordinary course of business consistent with past practice;

(viii)                        enter into any new (or amend any existing) employee benefit plan, program or arrangement with respect to the Business or any new (or amend any existing) employment, severance or consulting agreement with respect to the Business, grant any general increase in the compensation of employees of the Business (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any employee of the Business, except in accordance with pre-existing contractual provisions or consistent with past practice;

(ix)                              make or commit to make any capital expenditure with respect to the Business in excess of $500,000 above the amount reflected on Schedule 7.1(b);

(x)                                 pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its directors, officers or Affiliates, in any such case with respect to the Business, except (i) in the ordinary course of business consistent with past practice or (ii) with respect to Excluded Assets;

(xi)                              fail to keep in full force and effect insurance with respect to the Business or any operations thereof;

(xii)                           settle, release or forgive any claim or litigation that is material to the Business or waive any material right thereto, except in the ordinary course of business consistent with past practice; or

(xiii)                        enter into an agreement or otherwise commit or become obligated to do any of the foregoing.

(b)                                 From and after the date hereof and until the Closing Date, the Sellers shall:

(i)                                     complete, in all material respects, their plans for capital expenditures in the Business as set forth on Schedule 7.1(b) and in accordance with the time frame disclosed on Schedule 7.1(b) to the Closing Date; and

(ii)                                  use commercially reasonable efforts to continue to maintain, in all material respects, the Purchased Property, taken as a whole, in substantially their current state of repair, except normal wear and tear;

(iii)                               provide Buyer with an unaudited statement of operations of the Business for each month from the date hereof through the Closing Date within 15 Business Days after the end of each such month, which statements of operations shall be prepared using the accounting principles, procedures, policies and methods employed in preparing the Statements of Operations;

(iv)                              continue to conduct the Business in the ordinary course consistent with past practice; and

(v)                                 take commercially reasonable efforts to preserve customer and vendor relationships of the Business and the goodwill of the Business and to notify as soon as practicable the Buyer of any termination of any material Contract or material Other Agreement by a customer or a vendor.

(c)                                  Nothing contained in this Agreement shall give to the Buyer, directly or indirectly, rights to control or direct the operations of the Sellers or the Business prior to the Closing Date.  Prior to the Closing Date, the Sellers shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

SECTION 7.2.  Access to Properties and Records; Cooperation.

(a)                                 The Sellers shall afford to the Buyer, and to the accountants, counsel and representatives of the Buyer, upon reasonable prior notice to the Sellers, reasonable access during normal business hours throughout the period prior to the Closing Date (or the earlier termination of this Agreement pursuant to Section 15) to all properties, books, Contracts, material Other Agreement and Files and Records of the Sellers relating to the Business and, during such period, shall furnish promptly to the Buyer all other information concerning the Business as the Buyer may reasonably request, provided, however, that (i) the Buyer and its representatives shall take such action as is deemed necessary in the reasonable judgment of the Sellers to schedule such access and visits in such a way as to avoid disrupting the normal business of the Sellers, (ii) the Sellers shall not be required to take any action that would constitute a waiver of the attorney-client or other privilege and (iii) the Sellers need not supply the Buyer with any information that, in the reasonable judgment of the Sellers after consultation with counsel, the Sellers are under a contractual, fiduciary or legal obligation not to supply.

(b)                                 Promptly following the date hereof, the Sellers shall use commercially reasonable efforts to prepare financial statements of the Purchased Property and Assumed Liabilities consisting of balance sheets at December 31, 2006 and, as soon as practical, December 31, 2007 and audited financial statements prepared in accordance with GAAP (including all footnotes required by GAAP) for the periods for which the Buyer is required by Rule 3-05 of Regulation S-X as promulgated by the Securities and Exchange Commission (the “SEC”) to provide such statements.  The Buyer shall notify the Sellers as promptly as practicable after the date hereof of such required periods.  The Sellers shall engage KPMG LLP to conduct an audit of such financial statements at the Buyer’s expense, and the Sellers shall cooperate and shall direct their outside accountants to cooperate in such audit in a timely and professional manner.

(c)                                  The Sellers shall reasonably cooperate with the Buyer in connection with the preparation of the Report (as defined below) by Ernst & Young LLP, including making available the Sellers’ personnel and outside accountants and persons serving in internal audit functions.

(d)                                 Any information provided to the Buyer or its accountants, counsel, financing sources and representatives in accordance with Section 7.2(a) or (b) or otherwise pursuant to this Agreement shall be held by such Person or Persons in accordance with, and shall be subject to, the terms of the Confidentiality Agreement.

SECTION 7.3.  Non-Compete.

(a)                                 For a period of thirty (30) months from and after the Closing Date (the “Non-Compete Period”), Parent and the Sellers shall not, and shall cause their direct and indirect Subsidiaries not to, engage in a business which either (i) directs and controls the distribution of Advertising Content to the Locations for the purpose of providing services that are consistent with those offered by the Business as of the date hereof, whether by means of satellite, terrestrial, land-line or physical, “dub and ship” distribution; or (ii) provides physical warehouse storage for Advertising Content (each, a “Competitive Business”).

(b)                                 For the avoidance of doubt and notwithstanding any provision of this Agreement to the contrary, Parent and its Subsidiaries shall not be deemed to be engaged in a Competitive Business or otherwise to have breached any obligation set forth in Section 7.3(a) if Parent or any of its Subsidiaries:

(i)                                     beneficially owns twenty percent or less of the equity of any Person that engages in a Competitive Business;

(ii)                                  beneficially owns indebtedness or other non-voting securities of any Person that engages in a Competitive Business;

(iii)                               sells products or services  to any Person who engages in a Competitive Business;

(iv)                              provides transmission capacity or other network services components to any third party for any purpose;

(v)                                 provides application layer platforms or otherwise performs services (as such platforms or services exist as of the Closing Date or may exist and/or be developed in the future) that may be involved or utilized in the production, manipulation, storage, management and publishing of any and all types of content, including, without limitation, content that may be the same as or similar to Advertising Content;

(vi)                              uses satellite distribution to engage in any business other than a Competitive Business;

(vii)                           solicits any customer of the Buyer or any of its Subsidiaries (including any such customer of the Business or that became a customer of the Buyer or any of its Subsidiaries as a result of this Agreement) for the sale of any product or service other than a Competitive Business; or

(viii)                        engages in a Competitive Business that results from the acquisition of a Person, or the assets of a Person, that is engaged in a Competitive Business, provided that the total revenue of such acquired Person or acquired assets that are attributable to the Competitive Business represent less than twenty percent of the consolidated revenue of such Person, as measured in the calendar year immediately preceding the date of consummation of such acquisition.

(c)                                  For the avoidance of doubt and notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement (including, without limitation, this Section 7.3) shall restrict or prohibit the actions or conduct of or otherwise apply to, any third party (or any Affiliate thereof) that consummates a merger, consolidation, business combination, acquisition of assets or purchase of capital stock with respect to Parent, the Sellers or any of their respective Affiliates.

SECTION 7.4.  Notice of Breach.  Through the Closing Date, the Sellers shall promptly give written notice with particularity to the Buyer upon having knowledge of any matter that constitutes a breach of any representation, warranty, agreement or covenant contained in this Agreement and would result in the conditions set forth in Section 14.1 or Section 14.2 not being satisfied.  Unless the Buyer has the right to terminate this Agreement pursuant to Section 15.1(b) by reason of such breach and exercises that right in accordance with such Section within 10 Business Days after first being able to do so, the written notice pursuant to this Section 7.4 will be deemed to have amended the representations and warranties contained in this

Agreement so as to cure any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the disclosure in such notice.

SECTION 7.5.  Not a Foreign Person.  Level 3 shall deliver to the Buyer an executed affidavit, dated not more than thirty (30) days prior to the Closing Date, in accordance with Code Section 1445(b)(2) and Treasury Regulation Section 1.1445-2(b)(2), which statement certifies that Parent is not a foreign person and sets forth Parent’s name, identifying number and address.

SECTION 8.  COVENANTS OF THE BUYER.

SECTION 8.1.  Notice of Breach.  Through the Closing Date, the Buyer shall promptly give written notice with particularity to the Sellers upon having knowledge of any matter that constitutes a breach of any representation, warranty, agreement or covenant contained in this Agreement and would result in the conditions set forth in Section 13.1 or Section 13.2 not being satisfied.

SECTION 8.2.  Use of Names.  Except as set forth on Schedule 8.2, following the Closing Date, the Buyer shall cease using any stationary, marketing materials, and any materials or information contained in any Web site or generated electronically that identify the Business as affiliated with the Sellers or any of its Affiliates and shall not in any way use the name “Vyvx”, “Wiltel” or “Level 3” or represent that the Business is affiliated with the Sellers or any of their Affiliates.

SECTION 8.3.  Access After the Closing.  The Buyer shall afford the Sellers, and the accountants, counsel and representatives of the Sellers, reasonable access on and after the Closing Date to the properties, assets, books, Contracts, Other Agreements and Files and Records that relate to activities prior to the Closing Date (as well as to the employees and auditors of the Buyer with knowledge of the activities of the Business prior to the Closing Date) so as to permit the Sellers and their Affiliates to comply with applicable financial reporting, tax and other legal requirements and address and resolve Excluded Liabilities.  The Buyer agrees to hold all the Files and Records in existence and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by applicable law and, thereafter, if it desires to destroy or dispose of such books and records to offer first in writing at least thirty (30) days prior to such destruction or disposition to surrender them to the Sellers.

SECTION 8.4.  Financing Commitment.  As soon as practicable after the date hereof, if required by the terms of the Financing Commitment, the Buyer shall engage Ernst & Young LLP and shall use commercially reasonable efforts to cause Ernst & Young LLP to prepare and deliver to the Buyer a quality of earnings report of the Business for the year ended December 31, 2006 and the ten months ended October 31, 2007 (the “Report”) and, promptly following its receipt of the Report, the Buyer shall deliver the Report to its lenders under the Financing Commitment.  The Buyer shall not, and shall not permit any of its Subsidiaries to, take or fail to take any action or enter into any transaction (including any merger, acquisition or joint venture (or any agreement with respect thereto), or debt financing or other incurrence of debt), that could reasonably be expected to materially impair, delay or prevent the consummation of the

Financing contemplated by the Financing Commitment or the satisfaction of the condition set forth in Section 14.3.

SECTION 9.  ADDITIONAL COVENANTS OF THE PARTIES.

SECTION 9.1.  Filings; Other Actions.

(a)                                 Each party shall cooperate with the other party and use (and cause each of its Affiliates to cooperate with the other party and use) its best efforts to take or cause to be taken all actions, and do or cause to be done all other things, necessary or advisable to consummate the transactions contemplated by this Agreement as promptly as practicable, including preparing and filing as promptly as practicable, and in any event within ten (10) calendar days of the date hereof, all documentation to effect all necessary notices, reports and other filings (including any filings with the Federal Communications Commission, the notification and required form under the HSR Act, and any other notifications or filings required under any applicable foreign antitrust or competition laws to consummate the transactions contemplated by this Agreement) and obtaining as promptly as practicable all Consents in order to consummate such transactions.

(b)                                 Without limiting the generality of the undertakings pursuant to this Section 9.1, each of the Sellers and the Buyer shall promptly take or cause to be taken (and to cause each of their Affiliates to take or cause to be taken) the following actions: (i) provide to each Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition laws (“Governmental Antitrust Entity”) all non-privileged information and documents requested by such Governmental Antitrust Entity or that are necessary or advisable to provide in order to obtain Consents from such Governmental Antitrust Entities and to consummate the transactions contemplated by this Agreement and (ii) use its best efforts to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any preliminary, temporary or permanent injunction, decision, order, judgment, determination or decree by or of any Governmental Antitrust Entity that would make unlawful, prohibit, delay, restrain or otherwise impair the consummation of the Transactions (each, an “Antitrust Order”).  In addition, the Buyer agrees to use its best efforts to, and to cause each of its Affiliates to, avoid and prevent the entry of, and if entered remove, reverse or eliminate, any Antitrust Order, including by (A) defending through litigation on the merits any claim asserted in any court, agency or other proceeding by any Person (including any Governmental Entity) which seeks to prohibit, delay, restrain or otherwise impair the consummation of the transactions contemplated by this Agreement and (B) offering and agreeing to, and effecting, the sale or other disposition of, and holding separate pending such disposition, assets, categories of assets or businesses or other segments of the Buyer, its Affiliates and/or the Business (and the entry into agreements with, and submission to orders of, the relevant Governmental Antitrust Entity giving effect thereto).

(c)                                  Subject to applicable laws relating to the exchange of information, (i) each party shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by such party or any of its Affiliates from any Person (including any Governmental Entity) with respect to such transactions, (ii) each party shall have the right to review in advance, and to the extent practicable will consult the other parties on, all of the information relating to such party or any of its Affiliates that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with any such transaction, (iii) each party shall provide the other parties with copies of all material correspondence between it (or its advisors) and any Governmental Entity relating to such transactions and (iv) to the extent reasonably practicable, all material telephone calls and meetings with a Governmental Entity regarding such transactions shall include representatives of the Buyer and the Sellers.  In exercising the foregoing rights and complying with the foregoing obligations, each of the Sellers and the Buyer shall act reasonably and as promptly as practicable.

SECTION 9.2.  Bulk Sales Waiver.  The Buyer and the Sellers hereby waive compliance with any applicable bulk sale laws in connection with the transactions contemplated by this Agreement.

SECTION 9.3.  Assignment of Contracts and Warranties.  At the Closing and effective as of the Closing Date, the Sellers shall assign to the Buyer all their rights under the Contracts and the Other Agreements.  Notwithstanding the foregoing, no Contract or Other Agreement shall be assigned contrary to law or the terms of such Contract or Other Agreement and, with respect to Contracts and Other Agreements that cannot be assigned to the Buyer at the Closing Date, the performance obligations of the Sellers thereunder shall, unless not permitted by such Contract or Other Agreement, be deemed to be subleased or subcontracted to the Buyer until such Contract or Other Agreement has been assigned.  The Buyer shall use commercially reasonable efforts to assist the Sellers in obtaining any necessary Consents to such subleases and subcontracts.  The Sellers shall use commercially reasonable efforts to obtain all necessary Consents and the Buyer shall take all necessary actions to perform and complete all Contracts and Other Agreements in accordance with their terms if neither assignment, subleasing nor subcontracting is permitted by the other party, and the Sellers shall, as promptly as practicable, pay over to the Buyer any amounts received by the Sellers after the Closing Date as a result of performance by the Buyer of such Contracts and Other Agreements.

SECTION 9.4.  Receivables.  For a period of 120 days following the Closing Date, the Buyer shall use its commercially reasonable efforts to collect on behalf of the Sellers all accounts receivable of the Sellers that relate to the Business and arise prior to the Closing.  The Buyer shall not, without the prior written consent of the Sellers, compromise, discount or otherwise modify the terms of any such accounts receivable.  The Buyer shall retain the first aggregate $1,500,000 of payments received from account debtors with respect to such receivables following the Closing Date (the “Retained Payments”).  During such 120-day period and thereafter, upon receipt by Buyer of payment from any account debtor with respect to accounts receivable of the Sellers or the Sellers’ Affiliates after the Buyer has received the Retained Payments, the Buyer shall promptly thereafter, and in any event by the first and fifteenth day of each month following the Closing and on the last day of such 120-day period, deliver such funds to the Sellers by wire transfer of immediately available funds; provided, that if the Buyer fails to deliver to the Sellers such payments received by the Buyer by the required dates set forth above, the Buyer shall pay the Sellers interest on such unpaid amount at a rate of 6.0% per annum compounded annually from the date such payments were required to be delivered by the Buyer; provided further, if the Buyer receives payment from any account debtor with respect to such receivables that at such time is an account debtor of the Buyer, such funds received by the Buyer shall first be applied to the accounts receivable of the Sellers unless such funds are specifically remitted to the Buyer with respect to an identified invoice of the Buyer.  Following the Closing, the Buyer shall provide the Sellers with reasonable access to the information, books, records and personnel of the Business with respect to such accounts receivable and Buyer’s collection efforts with respect thereto.  During the 120-day period following the Closing, the Buyer shall prepare monthly written reports of the collection activity of the Sellers’ accounts receivable, and deliver such reports to the Sellers within ten (10) calendar days following the end of each month during such period.

SECTION 10.  TAXES.

SECTION 10.1.  Taxes Borne by the Buyer.  All sales, transfer, use, documentary, registration or other similar Taxes (“Transfer Taxes”) imposed as a result of the sale of the Business and the Purchased Property to the Buyer pursuant to this Agreement shall be borne solely by the Buyer.  The Sellers shall prepare and file in a timely manner all Tax Returns with respect to any such Transfer Taxes.  On or prior to Closing, the Sellers shall provide the Buyer a statement indicating the amount of the Transfer Taxes based on the allocation of the Purchase Price pursuant to Section 10.3, and at Closing, the Buyer shall pay to the Sellers such Transfer Taxes.

SECTION 10.2.  Pro-Rated Taxes.  All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Purchased Property for a taxable period which includes (but does not end on) the Closing Date shall be apportioned between the Sellers and the Buyer based on the number of days of such taxable period ending on and including the Closing Date, for which the Sellers shall be liable, and the number of days of such taxable period after the Closing Date, for which the Buyer shall be liable.  Any amounts paid by the Sellers properly allocated to the Buyer pursuant to this Section 10.2 shall be reimbursed promptly by the Buyer to the Sellers upon demand therefor.

SECTION 10.3.  Tax Treatment Relating to Sale of Purchased Property.  The Buyer and the Sellers agree to treat the sale of the Purchased Property under this Agreement as a fully taxable sale of assets for federal income Tax purposes, for the aggregate consideration set forth in Section 3 hereof, and agree not to take any position inconsistent with such treatment with respect to any Taxing Authority.  The Sellers and the Buyer shall determine and mutually agree to the allocation of the Purchase Price for purposes of Section 1060 of the Code prior to Closing.  The Sellers, on the one hand, and the Buyer, on the other hand, mutually agree (i) that such allocation shall be reflected on properly completed IRS Forms 8594, (ii) that Tax Returns filed by the parties shall be filed consistent with such allocation and (iii) not to take any position inconsistent with such allocation with respect to any Taxing Authority.

SECTION 11.  INDEMNIFICATION.

SECTION 11.1.  Survival.  Each of the representations and warranties set forth in this Agreement, and each of the covenants requiring performance on or prior to the Closing Date set forth in this Agreement shall survive the Closing for a period terminating on the 12-month anniversary of the Closing Date, except that (i) the representations and warranties contained in Section 5.21 and all claims and causes of action with respect thereto, shall survive the Closing for a period terminating on the 18-month anniversary of the Closing Date, and (ii) the representations and warranties in Sections 5.1, 5.5, 5.8, 5.22, 6.1, 6.3 and 6.8, and all claims and causes of action with respect thereto, shall survive until the expiration of the applicable statute of limitations (with extensions) with respect to the matters addressed in such Sections.  No claim or action arising out of or related to, a breach of a representation or warranty or any such covenant under this Agreement shall be asserted by any Indemnitee after the applicable period set forth in the prior sentence, unless notice of such claim or action is given to the Indemnitor in accordance with Section 11.4 prior to such period.  Each of the covenants set forth in this Agreement requiring performance after the Closing Date shall survive Closing until performed by the applicable party in all material respects.

SECTION 11.2.  Indemnification by the Sellers.  (a)  Notwithstanding the Closing, the Sellers shall jointly and severally indemnify and agree to save and hold the Buyer and its directors, officers, and employees (the “Buyer Indemnitees”) harmless against any Losses (whether or not arising out of third-party claims) incurred by any Buyer Indemnitee after the Closing, to the extent such Losses arise out of or result from any one or more of the following:

(i)                                     a breach of any representation or warranty of the Sellers contained in this Agreement;

(ii)                                  a breach of the covenants or agreements of the Sellers contained in this Agreement; or

(iii)                               any claim or cause of action by any party against any Buyer Indemnitee with respect to any Excluded Liability.

(b)                                 Notwithstanding anything in this Section 11.2 to the contrary:

(i)                                     the Sellers shall not have any liability under Section 11.2(a)(i) unless the aggregate of all Losses relating thereto for which the Sellers would, but for this Section 11.2(b)(i), be liable exceeds on a cumulative basis an amount equal to $650,000 and then only to the extent of any such excess;

(ii)                                  the Sellers shall not have any liability with respect to matters covered by Section 11.2(a)(i) for any individual items where the Loss relating thereto is less than $25,000 and such items shall not be aggregated for purposes of clause (i) of this Section 11.2(b);

(iii)                               the Sellers shall not have any liability with respect to matters covered by Section 11.2(a)(i) or (ii) for any breach of a representation or warranty if, following the date of this Agreement and prior to the Closing, the Sellers provide the Buyer with written notice of such breach pursuant to Section 7.4 or otherwise;

(iv)                              the maximum amount for which the Sellers shall be liable with respect to matters covered by Section 11.2(a) hereof and Section 7.4.2 of the Transition Services Agreement shall not exceed in the aggregate seven percent (7%) of the Purchase Price; and

(v)                                 for the avoidance of doubt, the limitations contained in Sections 11.2(b)(i) and 11.2(b)(ii) shall not apply with respect to indemnification for Losses set forth in Sections 11.2(a)(ii) or 11.2(a)(iii).

SECTION 11.3.  Indemnification by the Buyer.  Notwithstanding the Closing, the Buyer shall indemnify and agree to save and hold the Sellers and their directors, officers, shareholders and employees (the “Seller Indemnitees”) harmless against, any Losses incurred by any Seller Indemnitee after the Closing, to the extent such Losses arise out of or result from, any one or more of the following:

(a)                                 a breach of any representation or warranty of the Buyer contained in this Agreement;

(b)                                 a breach of any covenant or agreement of the Buyer contained in this Agreement;

(c)                                  any operation of the Business by the Buyer after the Closing Date; or

(d)                                 any claim or cause of action by any party against any Seller Indemnitee with respect to any Assumed Liability.

SECTION 11.4.  Procedures for Indemnification.  If a party entitled to indemnification under this Section 11 (an “Indemnitee”) asserts that a party obligated to indemnify it under this Section 11 (an “Indemnitor”) has become obligated to such Indemnitee pursuant to Section 11.2 or Section 11.3, or if any suit, action, investigation, claim or proceeding is begun, made or instituted as a result of which the Indemnitor may become obligated to an Indemnitee hereunder, such Indemnitee shall give written notice thereof to the Indemnitor describing, in reasonable detail, the nature of the claim and indicating the amount (estimated, if necessary) of any Losses that have been or may be sustained by such Indemnitee.  The Indemnitor shall have the right, but not the obligation, to defend, contest or otherwise protect the Indemnitee against any such suit, action, investigation, claim or proceeding at its sole cost and expense.  If the Indemnitor so elects to defend, contest or otherwise protect the Indemnitee against any such suit, action, investigation, claim or proceeding, the Indemnitee shall (i) make available to the Indemnitor all relevant books and records in its possession, (ii) cooperate with and assist the Indemnitor to the extent reasonably possible and (iii) not compromise or settle any such suit, action investigation, claim or proceeding.  The Indemnitee shall have the right, but not the obligation, to participate at its own expense in the defense thereof by counsel of the Indemnitee’s choice.  If the Indemnitor fails to defend, contest or otherwise protect against such suit, action, investigation, claim or proceeding, the Indemnitee shall have the right to do so and the Indemnitee shall be entitled to recover the entire cost thereof from the Indemnitor (to the extent constituting indemnifiable Losses under this Section 11 and subject to the provisions of this Section 11), including, without limitation, reasonable attorneys’ fees, disbursements and amounts paid as the result of such suit, action, investigation, claim or proceeding and that constitute indemnifiable Losses under this Section 11, provided that the Indemnitee shall not compromise or settle any such suit, action, investigation, claim or proceeding without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld.

SECTION 11.5.  Exclusive Remedy.  Notwithstanding any provision of this Agreement to the contrary, absent fraud on the part of any party, indemnification claims brought in accordance with and subject to this Section 11 shall be the exclusive remedy of any Indemnitee after the Closing with respect to, arising out of, resulting from, or relating to, the subject matter of this Agreement.

SECTION 11.6.  Mitigation.  Each Indemnitee shall make commercially reasonable efforts to mitigate any claim or liability that such Indemnitee asserts under this Section 11.  In the event that an Indemnitee shall fail to make such commercially reasonable efforts to mitigate any claim or liability, then notwithstanding anything else to the contrary contained herein, the Indemnitor shall not be required to indemnify such Indemnitee for that portion of any Loss that could reasonably be expected to have been avoided if such Indemnitee had made such efforts.

SECTION 11.7.  Limitation on Losses.  Notwithstanding anything in this Agreement to the contrary:

(a)                                 the amount of any Losses shall be reduced (i) to the extent of any insurance proceeds received by the Indemnitee for such Losses prior to the expiration of the applicable survival period set forth in Section 11.1 and (ii) to give effect to any tax benefits actually realized by the Indemnitee resulting from any such Losses; and

(b)                                 if the Purchase Price is adjusted downward pursuant to Section 3.3(b) or 3.4, no Buyer Indemnitee shall be entitled to indemnification pursuant to this Section 11 in respect of the state of facts giving rise to such Purchase Price adjustment.

SECTION 12.  EMPLOYEES AND EMPLOYEE PLANS.

SECTION 12.1.  Offer of Employment.  The Buyer shall offer employment to those individuals listed on Schedule 12.1 and any replacements for such employees, and who are employees of the Business on the Closing Date (“Employees”), which offers shall be for comparable positions and at the same level of base wages and/or salary as provided by the Sellers to such Employees immediately prior to the Closing Date.  The Sellers shall be responsible for the termination of all Employees, including any Employees who the Sellers do not wish to transfer to alternative employment with any Seller or an Affiliate of any Seller, and shall pay to such Employees their accrued severance, vacation and termination benefits, if any, in the manner and to the extent provided under the terms of such benefit programs.  Upon the Closing Date, the Employees who accept the Buyer’s offer of employment pursuant to this Section 12.1 shall be “at will” employees of the Buyer and shall be considered “Transferred Employees” under this Agreement; provided, however, the Employees on a disability leave of absence as of the Closing Date (the “Leave Employees”) shall remain employed by and shall be the responsibility of the Sellers or an Affiliate of the Sellers until they return to active employment, at which point they will become Transferred Employees if they begin work with the Buyer.  The Sellers agree to provide the Buyer with such information reasonably requested by the Buyer to assist it with making the offers of employment pursuant to this Section 12.1.

SECTION 12.2.  Defined Contribution Plans.  Effective as of the Closing Date, the Transferred Employees shall be considered terminated participants in accordance with the terms of the tax-qualified defined contribution plans listed on Schedule 12.2 (the “Defined Contribution Plans”).  The Transferred Employees shall be 100% vested in their individual account balances under the Defined Contribution Plans as of the Closing Date.  As soon as administratively practicable following the Closing Date, the Sellers shall advise the Transferred Employees who participate in the Defined Contribution Plans of their right to elect to receive a distribution of their individual account balances from such Plans.  To the extent permitted by applicable law, the Sellers and the Buyer agree that such amounts so distributed may be transferred by the Transferred Employees to a defined contribution plan maintained by the Buyer in a direct rollover.

SECTION 12.3.  Welfare Plans.

(a)                                 The Sellers shall retain responsibility for and continue to pay all hospital, medical, life insurance, disability, workmens’ compensation expenses and benefits under all welfare benefit plans, as defined in Section 3(1) of ERISA, maintained by the Sellers and their Affiliates for each Transferred Employee (and his or her dependents) with respect to claims incurred under such welfare benefit plans, but shall have no responsibility for any Transferred Employee (or his or her dependents) with respect to claims incurred under the Buyer’s welfare benefit plans on or after the Closing Date, except to the extent required by COBRA.  For purposes of this Section 12.3, claims shall be deemed to have been incurred:

(i)                                     with respect to all death or dismemberment claims, on the actual date of death or dismemberment;

(ii)                                  with respect to all disability claims, on the date the claimant became unable to perform his or her regular duties of employment;

(iii)                               with respect to all medical, drug or dental claims, on the date the serviced was received or the supply was purchased by the claimant; and

(iv)                              with respect to workers’ compensation claims, on the date the incident giving rise to the claim occurred.

(b)                                 The Buyer agrees that the Transferred Employees will be eligible to participate in the employee benefit plans, programs and arrangements sponsored and maintained by the Buyer or its Subsidiaries or Affiliates (“Buyer Plans”), and such Transferred Employees will receive benefits on substantially similar terms and conditions as other employees of the Buyer or its Subsidiaries or Affiliates with similar titles and functions.  The Buyer agrees that the Transferred Employees shall be credited for all service with the Sellers and their Affiliates for the purposes of determining the amount of vacation to which the Transferred Employees are entitled under the Buyer’s vacation pay plan.

(c)                                  The Buyer agrees to provide the Transferred Employees with COBRA continuation coverage with respect to Transferred Employees (and their covered dependants) in respect of any “qualifying event” (as defined in Section 4980B of the Code) occurring on or after Closing.  The Sellers shall offer COBRA continuation coverage under its group health plans to all other employees of the Business (and their covered dependents) who experienced or experience a “qualifying event.”

(d)                                 The Sellers shall retain all liability to the Transferred Employees for accrued vacation as of the Closing Date.

SECTION 12.4.  Rights.  Nothing herein expressed or implied shall confer upon any Transferred Employee or other employee or former employee of the Sellers or legal representatives thereof, any rights or remedies, including, without limitation, right to employment or continued employment for any specified period, of any nature or kind whatsoever, or any right to specific terms or conditions of employment (including rate of pay, fringe benefits or position) under or by reason of this Agreement.

SECTION 13.  CONDITIONS PRECEDENT TO PERFORMANCE BY THE SELLERS.

The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by the Sellers in their sole discretion:

SECTION 13.1.  Representations and Warranties of the Buyer.  All representations and warranties made by the Buyer in this Agreement (without giving effect to any “material,” “materiality” or “material adverse effect” qualification on such representations and warranties) shall be true and correct in all material respects, in each case, as of the Closing Date as though made by the Buyer on and as of the Closing Date (except to the extent such representations and warranties refer to a specific date, in which case they shall be true and correct as of such specific date).  The Sellers shall have received a certificate to that effect dated the Closing Date and signed by an executive officer of the Buyer.

SECTION 13.2.  Performance of the Obligations of the Buyer.  The Buyer shall have performed in all material respects all obligations required under this Agreement to be performed by it on or before the Closing Date, and the Sellers shall have received a certificate to that effect dated the Closing Date and signed by an executive officer of the Buyer.

SECTION 13.3.  HSR Act.  Any applicable waiting period (and any extension thereof) applicable to the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

SECTION 13.4.  No Violation of Orders.  No preliminary or permanent injunction or other order issued by any court or other Governmental Entity, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any Governmental Entity that declares this Agreement invalid or unenforceable in any respect or that prevents the consummation of the transactions contemplated hereby shall be in effect.

SECTION 13.5.  Other Agreements.  The Buyer shall have executed and delivered to the Sellers the Transition Services Agreement.

SECTION 14.  CONDITIONS PRECEDENT TO PERFORMANCE BY THE BUYER.

The obligations of the Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by the Buyer in its sole discretion:

SECTION 14.1.  Representations and Warranties of the Sellers.  All representations and warranties made by the Sellers in this Agreement (without giving effect to any “material,” “materiality” or “Material Adverse Effect” qualification on such representations and warranties) shall be true and correct, in each case, as of the Closing Date as though made by the Sellers on and as of the Closing Date (except to the extent such representations and warranties refer to a specific date, in which case they shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct does not have a Material Adverse Effect.  The Buyer shall have received a certificate to that effect dated the Closing Date and signed by an executive officer of Level 3.

SECTION 14.2.  Performance of the Obligations of the Sellers.  The Sellers shall have performed in all material respects all obligations required under this Agreement to be performed by them on or before the Closing Date, and the Buyer shall have received a certificate to that effect dated the Closing Date and signed by an executive officer of Level 3.

SECTION 14.3.  HSR Act.  Any applicable waiting period (and any extension thereof) applicable to the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

SECTION 14.4.  No Violation of Orders.  No preliminary or permanent injunction or other order issued by any court or Governmental Entity, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any Governmental Entity, that declares this Agreement invalid in any respect or prevents the consummation of the transactions contemplated hereby shall be in effect.

SECTION 14.5.  Other Agreements.  Level 3 shall have executed and delivered to the Buyer the Transition Services Agreement.

SECTION 14.6.  Receipt of Consents.  The Buyer and the Sellers shall be in receipt of the Consent set forth on Schedule 14.6.

SECTION 14.7.  Audit Requirements.   Prior to the Closing, the Sellers shall have delivered to the Buyer audited financial statements of the Business for the years ended December 31, 2006, and December 31, 2007, prepared in accordance with GAAP (including all footnotes required by GAAP).

SECTION 14.8.  Quality of Earnings Report.  Prior to the Closing, if required by the terms of the Financing Commitment, the Buyer shall have received the Report.

SECTION 14.9.  Lien Release.  The Liens on the Purchased Property set forth on Schedule 5.11 shall be released concurrently with the Closing and the Buyer shall have received evidence reasonably satisfactory to the Buyer of any such release.

SECTION 15.  TERMINATION.

SECTION 15.1.  Conditions of Termination.  Notwithstanding anything to the contrary contained herein, this Agreement may be terminated at any time before the Closing:

(a)                                  By mutual consent of the Sellers on the one hand and the Buyer on the other;

(b)                                 By the Buyer if the Sellers have breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement and has not, in the case of a breach of a covenant or agreement, cured such breach within twenty (20) Business Days after written notice to the Sellers (provided, that the Buyer is not then in material breach of the terms of this Agreement, and provided further, that no cure period shall be required for a breach which by its nature cannot be cured) such that the conditions set forth in Section 14.1 or Section 14.2 hereof, as the case may be, will not be satisfied;

(c)                                  By the Sellers if the Buyer has breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement and has not, in the case of a breach of a covenant or agreement, cured such breach within twenty (20) Business Days after written notice to the Buyer (provided, that the Sellers are not then in material breach of the terms of this Agreement, and provided further, that no cure period shall be required for a breach which by its nature cannot be cured) such that the conditions set forth in Section 13.1 or Section 13.2 hereof, as the case may be, will not be satisfied;

(d)                                 By the Sellers on the one hand or the Buyer on the other hand if (i) there shall be a final, non-appealable order of a federal or state court in effect preventing consummation of the transactions contemplated hereby; or (ii) there shall be any final action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the transactions contemplated hereby by any Governmental Entity which would make consummation of the transactions contemplated hereby illegal; provided that the right to terminate this Agreement under this Section 15.1(d) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the occurrence of the events set forth in (i) or (ii) above; or

(e)                                  By the Sellers on the one hand or the Buyer on the other hand if the Closing shall not have been consummated by September 30, 2008, provided that the right to terminate this Agreement under this Section 15.1(e) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been both willful and the cause of, or resulted in, the failure of the Closing to occur on or before such date.

SECTION 15.2.  Effect of Termination.

(a)                                  In the event of the termination of this Agreement as provided in Section 15.1 hereof, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Sellers, or the Buyer, or their respective officers, directors, stockholders, or Affiliates, except (i) to the extent that such termination results from the willful breach by a party hereto of any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) as provided in Section 15.2(b), and provided that the provisions of Section 15 and Section 16 hereof shall remain in full force and effect and survive any termination of this Agreement.

(b)                                 In the event this Agreement is terminated pursuant to Section 15.1(d) (with respect to a final, non-appealable order which would prevent the satisfaction of the conditions set forth on Section 13.3 and Section 14.3) or Section 15.1(e), and at the time of such termination the conditions set forth in Section 13.3 and Section 14.3 have not then been satisfied, the Buyer shall pay to the Sellers a termination fee of $10,000,000 by wire transfer of immediately available funds not later than five (5) Business Days following such termination to an account or accounts designated by the Sellers.  In the event this Agreement is terminated pursuant to the provisions referenced in the prior sentence and such termination fee is paid by the Buyer pursuant to this Section 15.2(b), such payment shall be the sole and exclusive remedy of the Sellers with respect to such termination, and the Sellers shall not have any other recourse pursuant to this Agreement, including but not limited to Section 9.1 hereof.

SECTION 16.  MISCELLANEOUS.

SECTION 16.1.  Successors and Assigns.  No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect, provided that the Buyer may assign its rights (but not its obligations) under this Agreement to one or more Buyer Assignee(s).  This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

SECTION 16.2.  Governing Law, Jurisdiction, Forum.  This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof.  The parties hereto irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent to the jurisdiction of, the courts of the County of New York, State of New York or the United States of America for the Southern District of New York.  Each party hereto hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to such jurisdiction.

SECTION 16.3.  Expenses.  All fees, expenses and costs incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, expenses and costs.

SECTION 16.4.  Severability.  In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

SECTION 16.5.  Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the first Business Day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (iii) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to the Sellers:	c/o Level 3 Communications, LLC
1025 Eldorado Boulevard
Broomfield, CO 80021
Attn: General Counsel

Copy to:	Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attn: David K. Boston, Esq.

If to the Buyer:	DG FastChannel, Inc.
750 West Carpenter Freeway, Suite 700
Irving, Texas 75036
Attn: Omar Choucair
(972) 581-2000

Copy to:	Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, D.C., 20004
Attn: William P. O’Neill, Esq.
(202) 637-2200

Any party may change its address for the purpose of this Section 16.5 by giving the other party written notice of its new address in the manner set forth above.

SECTION 16.6.  Amendments; Waivers.  This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties hereto, or in the case of a waiver, by the party waiving compliance.  Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as a further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

SECTION 16.7.  Public Announcements.  The parties agree that after the signing of this Agreement, neither the Sellers nor the Buyer shall make any press release or public announcement concerning this transaction without the prior written approval of the other party, unless a press release or public announcement is required by law, regulation or requirement of any securities exchange.  Before a party makes any such announcement or other disclosure required by law, such party agrees to give the other party prior notice and an opportunity to comment on the proposed disclosure.

SECTION 16.8.  Level 3 Undertaking.  Level 3 (and Parent solely with respect to Section 7.3) shall perform, or cause to be performed, when due all the covenants and agreements to be performed under this Agreement by the other Sellers.

SECTION 16.9.  Entire Agreement.  This Agreement and the Confidentiality Agreement contain the entire understanding between the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions.  All exhibits and schedules hereto and any documents and instruments delivered pursuant to any provision hereof, including the Transition Services Agreement, are expressly made a part of this Agreement as fully as though completely set forth herein.

SECTION 16.10.  Parties in Interest.  Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than parties hereto and their respective successors and permitted assigns.  Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third persons to the Sellers or the Buyer.  No provision of this Agreement shall give any third parties any right of subrogation or action over or against the Sellers or the Buyer.

SECTION 16.11.  Scheduled Disclosures.  Disclosure of any matter, fact or circumstance in a Schedule to this Agreement shall be deemed to be disclosure thereof for purposes of all other Schedules hereto.

SECTION 16.12.   Section and Paragraph Headings.  The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

SECTION 16.13.  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed as of the date first above written.

SELLERS:	LEVEL 3 COMMUNICATIONS, LLC

	By:	/s/ Robin Grey
Name: Robin Grey
Title: Treasurer

VYVX, LLC

	By:	/s/ Neil Eckstein
Name: Neil Eckstein
Title: SVP, Group General Counsel

WILTEL COMMUNICATIONS, LLC

	By:	/s/ Neil Eckstein
Name: Neil Eckstein
Title: SVP, Group General Counsel

PARENT:	LEVEL 3 COMMUNICATIONS, INC.
with respect to Section 7.3

	By:	/s/ Robin Grey
Name: Robin Grey
Title: Treasurer

BUYER:	DG FASTCHANNEL, INC.

	By:	/s/ Scott K. Ginsburg
Name:Scott K. Ginsburg
Title: Chief Executive Officer